UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                              No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

eLong, Inc. (the “Company”) is furnishing this report on Form 6-K/A in order to amend the amount of stock-based compensation, and corresponding amounts of total expenses and net loss, for the quarter ended March 31, 2005 stated in the Company’s unaudited consolidated statement of operations included in Exhibit 99.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on May 25, 2005 (the “May 25, 2005 6-K”). The information herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

As a result of the closing on January 7, 2005 of the exercise of a warrant held by an affiliate of IAC/InterActiveCorp, a “change of control” occurred under the employment agreement of one of the Company’s executive officers and, as a result, options held by the executive officer for the purchase of 100,000 ordinary shares became immediately vested. Prior to the change in control, the 100,000 options vested on a straight line basis over the vesting period of three years and would have fully vested in April 2007. Stock-based compensation for the quarter ended March 31, 2005 should include, as a non-cash component of operating expenses in the Company’s unaudited consolidated statement of operations, an additional amount of Rmb2.794 million (US$338,000) attributable to such accelerated vesting. After recording the additional stock-based compensation of Rmb2.794 million (US$338,000) the net loss for the three months ended March 31, 2005 was Rmb9.823 million (US$1.188 million) as compared to Rmb7.029 million (US$850,000) previously reported. There was no change in the adjusted loss, a non-GAAP measure, of Rmb3.505 million (US$424,000) or the total shareholders’ equity of Rmb1,124.337 million ( US$135.848 million) as previously reported.

In accordance with the foregoing, this report on Form 6-K/A hereby updates and supersedes the following items in the Company’s unaudited consolidated statement of operations for the quarter ended March 31, 2005 as included in Exhibit 99.1 to the May 25, 2005 6-K, as follows. All numbers are in thousands except per share amounts.

	Previously Reported RMB	Previously Reported US$	Amended RMB	Amended US$
Stock-based compensation	3,279	396	6,073	734
Total operating expenses	42,144	5,093	44,938	5,431
Loss from operations	(12,697)	(1,535)	(15,491)	(1,873)
Loss before income tax expense	(7,343)	(888)	(10,137)	(1,226)
Net loss	(7,029)	(850)	(9,823)	(1,188)
Adjusted loss (Note 2)	(3,505)	(424)	(3,505)	(424)
Basic and diluted loss per share	(0.15)	(0.018)	(0.20)	(0.025)
Basic and diluted loss per ADS	(0.30)	(0.036)	(0.40)	(0.049)

Note 1: The conversion of Renminbi (Rmb) into United States dollars (USD) is based on the noon buying rate of USD1.00 = Rmb8.2765 on May 31, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on May 31, 2005.

Note 2: Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss), which are adjusted from results based on US GAAP to exclude the impact of non-cash charges related to certain stock- based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: July 8, 2005	eLong, Inc.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer